Exhibit 21.1

Subsidiaries of Pivotal Holdings Corp

The following list of subsidiaries applies after completion of the Business Combination:

Legal Name	Jurisdiction of Incorporation
Swvl Inc.	British Virgin Islands
Swvl For Smart Transport Applications and Services LLC	Egypt
Swvl Technologies Limited	Kenya
Swvl NBO Limited	Kenya
Swvl Global FZE	United Arab Emirates
Swvl MY For Information Technology SDN BHD	Malaysia
Swvl Technologies FZE	United Arab Emirates
Swvl Saudi for Information Technology	Saudi Arabia
Swvl Pakistan (Private) Limited	Pakistan
Pivotal Merger Sub Company I	Cayman Islands
Al Tanakol Al Thaki L Tasmeem Wa Tatweer Baramej Wa Anthemat Al Hasoub	Jordan